UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 001-34754

China New Borun Corporation

(Translation of Registrant’s name into English)

Bohai Industrial Park

Yangkou Town

Shouguang, Shandong

People’s Republic of China 262715

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Election of Director; Departure of Director.

On May 31, 2011, Rong Chen resigned as a member of the board of directors of China New Borun Corporation (the “Company”) effective on such date. Mr. Chen’s resignation did not arise from any disagreement with, or any matter relating to, the Company’s management, operations, policies or practices.

Following Mr. Chen’s resignation, the Company reappointed Mr. Hengxiu Song, the Company’s Chief Operations Officer since 2010, as a member of the board of directors, effective June 2, 2011. Mr. Song previously served as a director of the Company from April 2010 to November 2010 and has also served as the director of administration of the Company’s subsidiary Shandong Borun Industrial Co., Ltd. since April 2005. Mr. Song obtained a bachelor’s degree in Economics and Management from the Capital University of Economics and Business.

On June 2, 2011, the Company issued a press release with respect to the resignation of Mr. Chen and reappointment of Mr. Song. A copy of the press release is filed and attached as Exhibit 99.1 of this Report on Form 6-K.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1         Press Release dated June 2, 2011

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China New Borun Corporation

By:	/s/ Bing Yu
Name:	Bing Yu
Title:	Chief Financial Officer

Date: June 3, 2011